Exhibit 99.1

TAL Education Group Announces Preliminary Estimated Revenues for the Fourth Quarter of Fiscal Year 2020 ending February 29, 2020 Reflecting Coronavirus Impact

Beijing, February 28, 2020—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced preliminary estimated revenues for the fourth quarter of fiscal year 2020 ending February 29, 2020.

TAL currently expects its preliminary estimated total net revenues for the fourth quarter of fiscal year 2020 to be in the range of US$850.1 million and US$871.9 million, representing year-over-year growth in the range of 17% to 20%, respectively. Without giving effect to the impact of potential change in exchange rate between Renminbi and the U.S. Dollar, the estimated year-over-year revenue growth rate is expected to be in the range of 20% to 23% for the fourth quarter of fiscal year 2020. The Company previously announced its outlook which estimated the total net revenues for the fourth quarter to be in the range of US$959.1 million and US$980.9 million. The weaker-than-expected revenues are mainly due to the impact of the outbreak of coronavirus in China and precautionary measures taken by the Company with respect to its offline business, which was partially offset by the growth in student enrollments in online courses and related revenues for the quarter.

The above preliminary estimated revenues for the fourth quarter of fiscal year 2020 ending February 29, 2020 reflects TAL’s current and preliminary view, which is subject to uncertainty and change.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum as well as competence oriented programs. The Company's learning center network currently covers 70 cities.

We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the estimated revenues for the fourth quarter of fiscal year 2020 contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; the Company’s ability to compete effectively against its competitors; and risks related to natural and other disasters, including outbreaks of health epidemics and other extraordinary events. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

For further information, please contact:

Echo Yan

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

2